

Mail Stop 7010

August 14, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Johnny Christiansen
Chief Executive Officer
IQ Micro Inc.
500 Australian Avenue, Suite 700
West Palm Beach, FL 33401

> **Re: IQ Micro Inc.**
> **Registration Statement on Form 10-SB**
> **Filed July 17, 2006**
> **File No. 000-51796**

Dear Mr. Christiansen:

We have reviewed your amended filing and your response and have the following comments. Please note that all page numbers below correspond to the marked version of your filing that you provided to us supplementally. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements to comply with Item 310(g) of Regulation S-B at the effective date of your registration statement.

Item 1. Description of Business, page 2

Business of Issuer, page 2

2.   We note the disclosure in the bullet points on page 4. It is not clear from your disclosure whether Osmotex's technology can currently be used or whether it needs further development for the listed technologies and applications. Please clarify. In this regard, we note your disclosure in the second paragraph below the bullet points on page 9.

Proprietary Technology, page 7

The Microfluidics Industry, page 7

3. We note the disclosure in the bullet points below the first paragraph. Please explain in greater detail how microfluidics technology will accomplish these goals.

4. We note the disclosure in the last sentence of second paragraph. Please explain why existing technology has limited microfluidics to laboratory systems.

5. We note the disclosure in the third paragraph. Please explain why Osmotex's technology will enable devices using microfluidics technology to be used on a commercial basis, outside of laboratory systems.

6. We note the statement in the last sentence of the fifth paragraph that you believe Osmotex has the capacity to develop a microactuator. The disclosure elsewhere in your filing indicates that this technology has already been developed and that you are merely trying to sub-sub-license this technology to third parties. Please clarify.

7. We note the disclosure in the sixth paragraph regarding "lab-on-a-chip." Please explain this technology and the industry example in greater detail. Your current disclosure assumes that the reader already has a familiarity with the technology and the industry for which you provide the example. Please also comply with this comment in the section entitled "Micro-Electrical-Mechanical Systems" on page 11.

8. We note the disclosure in the sixth sentence of the sixth paragraph that lab-on-a-chip is suited for "high-throughout analyses." We also note the disclosure in the ninth sentence of the sixth paragraph that lab-on-a-chip is suited to "small-scale analyses." Please reconcile or explain in greater detail.

9. We note the disclosure in the seventh paragraph regarding the applications that microfluidics technology could impact. Please explain how it will impact these applications.

Microactuators, page 9

10. We note the disclosure in the second to last paragraph. Please explain in greater detail the purpose of the research network and its current operations.

11. We note the disclosure in the last paragraph. It appears that Osmotex is directly developing a number of products based on its technologies. Please explain how your licensing arrangement works with respect to these products, as opposed to sub-sub-licensing the underlying technology. For example, will you market the products or do these products fall outside the terms of your license agreement?

Risk Factors, page 14

We will need additional capital to execute our business plan…, page 15

12. We note the disclosure that you need $2,000,000 in additional capital and that you have raised $1,500,000 from Cornell Capital Partners and that you expect you will receive the remaining $500,000 through an investment arranged by D. P. Martin. However, it appears that you only received net proceeds from your transaction with Cornell Capital Partners of $1,290,000. We note the proceeds disclosed in the first full paragraph on page 29. Please clarify.

We have substantial leverage, which may affect our ability…, page 16

13. Please disclose your total indebtedness.

To service our indebtedness…, page 18

14. Please disclose your annual debt service obligations.

Despite current indebtedness levels, we and our subsidiary may still…, page 18

15. Please reconcile this risk factor with the disclosure in the last bullet point of the risk factor entitled "Restrictive covenants in our Securities Purchase Agreement and Secured Convertible Debentures…" beginning on page 17.

Our Chief Executive Officer, Chief Financial Officer and Chief…, page 19

16. Please disclose the percentage of time that Messrs. Christiansen and Rudman should devote to your business. In this regard, we note the disclosure in your response to comment 35 of our letter dated March 8, 2006.

Item 5. Directors and Executive Officers, Promoters and Control Persons . . ., page 36

17. Please describe the nature and duration of Mr. Rudman's employment with D.P. Martin in his biographical sketch.

Item 8. Description of Securities, page 45

Secured Convertible Debentures, page 45

18. We note the disclosure in the first paragraph that the debentures are convertible into 27,000,000 shares of your common stock. We also note your disclosure in the table on page 48 illustrating the number of shares that are issuable upon the conversion of the debentures at a range of assumed prices. Please reconcile.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 57

19. You indicated that the financial statements have been revised to reflect the amortization of costs related warrants. Please include a footnote in your financial statements that discusses the restatement related to the amortization of costs related to warrants. Please disclose investor relations and loan interest and finance fees as reported and as restated in the footnote with the restated items shown as reconciling items. Please also disclose changes in the line items in your balance sheet, as applicable. Your opinion should also reference this footnote in your financial statements. Please refer to paragraphs 13, 36 and 37 of APB 20 for the correction of an error in previously issued financial statements.

Consolidated Statement of Changes in Stockholders' Deficit, page 60

20. Please include the amount of the net loss for the period October 1, 2004 to March 31, 2005 in your statement of changes in stockholders' deficit. At present, your accumulated deficit column does not does not sum correctly. Please revise accordingly.

Note 6 – Secured Convertible Debenture, page 67

21. We read your response to comment 62 from our letter dated March 8, 2006 and Exhibit A. It does not appear that you correctly performed the relative fair value allocation discussed in paragraph 6 of EITF 00-27 in determining the relative fair values allocated to the warrants and the debt. Instead, it appears you took the fair value of the warrants and allocated the residual value to the debt. Please revise your accounting for each of your issuances of convertible debt with warrants to perform the relative fair value allocation in the manner described in paragraph 6 of EITF 00-27 and then determine the effective conversion rate and the amounts of the beneficial conversion features. Please provide us with revised computations for these debentures in a manner similar

to Exhibit A once the revised allocations have been performed and revise your accounting and disclosures in the filing accordingly.

22. We read your response to comment 63 from our letter dated March 8, 2006. You indicate that based on the mechanics of APB 21, it is not possible to calculate the interest on the net balance of the secured convertible when the allocated amount of the discount equals the amount of the proceeds allocated to the convertible security. If you believe it is not possible to use the interest method, since the beginning net balance is zero, then an alternative method must be selected for amortization of the discount. Nonamortization of the discount is not an acceptable alternative. Please select an alternative amortization method and amortize the discount over the stated life of the debt. Please revise your accounting and disclosure for each of your other similar convertible debt issuances as well. See paragraph 15 of APB 21 and paragraph 19 of EITF 00-27.

23. We have read your response to comment 64 from our letter dated March 8, 2006. You indicate that you must file a registration statement no later than June 29, 2006. Please disclose in this footnote the liquidated damages that you are required to pay in cash or stock if a registration statement is not filed with the Securities and Exchange Commission by June 29, 2006.

Note 7 – Share Capital, page 69

Warrants, page 69

24. On March 29, 2006, you closed another private placement of 8% Secured Convertible Debentures for gross proceeds of $500,000. You indicate that the value of the warrants was recorded as a discount to the convertible debenture and is being amortized over the five year term of the warrants at $8,334 per month. Please revise your amortization period for the discount to use the three year term of the debenture, rather than the five year term of the warrants, as required by paragraph 19 of EITF 00-27.

25. We read your response to comment 68 from our letter dated March 8, 2006. We do not understand why these shares do not represent contingently issuable shares considering that these shares would only be released to D.P. Martin if and when it fulfils its financing commitment. Accordingly, we still do not understand why these shares should be included in computing either basic or diluted EPS until the criteria in paragraph 30 of SFAS 128 have been met. Please revise your basic and diluted EPS, as appropriate.

Note 8 – Related Party Transactions, page 70

26. We have read your response to comment 54 from our letter dated March 8, 2006. Please provide the dollar amounts of the transactions for each of the periods for which income statements are presented. See paragraph 2(c) of SFAS 57.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Shepard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Howard S. Burnston
       Gunster, Yoakley & Stewart, P.A.
       777 South Flagler Drive, Suite 500 East
       West Palm Beach, FL 33401